VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Phone: 202-551-3810

Attention: Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

Re:	LIN Media LLC LIN Television Corporation Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 3, 2014 File No. 001-36032 File No. 000-25206
LIN Media LLC LIN Television Corporation Form 10-Q for the Quarterly Period Ended March 31, 2014 Filed May 12, 2014 File No. 001-36032 File No. 001-25206

Dear Mr. Spirgel:

We, LIN Media LLC and LIN Television Corporation (collectively, “LIN” or the “Company”), are in receipt of your letter dated June 6, 2014, which sets forth comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the quarter ended March 31, 2014. For your convenience, the Company’s response to each Comment immediately follows the Comment from your letter that has been copied below in its entirety.

Form 10-K for the fiscal year ended December 31, 2013
Liquidity and Capital Resources, page 46
Investing Activities, page 47

1.
We note that in the event you are required to purchase the noncontrolling interests in Dedicated Media and HYFN your maximum potential obligation under each of the Dedicated Media and HYFN agreements is $26 million, and $62.4 million, respectively. Tell us why you estimate that your total obligation will not exceed $45 million in the aggregate between 2015 and 2016.

Company Response:
Under the terms of our agreement with Dedicated Media, Inc. (“Dedicated Media”), we agreed to purchase the remaining outstanding shares of Dedicated Media by no later than February 15, 2015 if Dedicated Media achieves both (i) a certain target earnings before interest, taxes, depreciation and amortization (“EBITDA”), and (ii) a certain target gross profit during the year ended December 31, 2014. The purchase price for these shares is based on multiples of Dedicated Media’s 2014 EBITDA and gross profit as further described in the purchase agreement.
Under the terms of our agreement with HYFN, Inc. (“HYFN”), we agreed to purchase the remaining outstanding shares of HYFN by no later than February 15, 2016 if HYFN achieves (i) a certain target EBITDA and (ii) certain target net revenues during the year ended December 31, 2015. The purchase price for these shares is based on multiples of HYFN’s 2015 net revenue and EBITDA, as further described in the purchase agreement.
We currently estimate our total obligation for both of these transactions will not exceed $45 million. This amount was determined by applying each of the methods for determining the purchase price for the remaining outstanding shares of Dedicated Media and HYFN to our internal projections for the statements of operations of Dedicated Media for the year ended December 31, 2014 and of HYFN for the year ended December 31, 2015. Based on these calculations, the total combined obligation was projected to be less than $45 million. We will clarify the basis for our calculation in future filings.
Variable Interest Entities, page F-13

2.
Tell us more details about the terms of the option that LIN Television has in order to acquire the assets or member’s interest of the VIE entities for a nominal exercise price. Please tell us the consideration that you were required to pay or the obligation that you assumed in exchange for the option to acquire the VIE entities for a nominal price and the accounting afforded.

Company Response:
The option agreements entered into between LIN Television Corporation (“LIN Television”) and the third party licensee entities give LIN Television the option to acquire certain television station assets or ownership interests of such entities which we identify as variable interest entities (“VIE” or collectively, “VIEs”) pursuant to the terms and conditions of those agreements, and which we consolidate pursuant to Accounting Standards Codification 810, “Consolidation”. Each option agreement has substantially the same terms. The significant terms of these option agreements are as follows:

a.
LIN Television has the option to purchase, on the terms and conditions of such option agreement, (i) all equity interest in or with respect to the VIE, including 100% of the membership interests in the VIE or (ii) all (and in some cases, certain) of the tangible and intangible personal property, licenses, authorizations and leases, contracts and agreements, owned or held by a VIE.

b.
The option period is eight years, and is extended automatically without any further action by LIN Television or the VIE if the corresponding joint sales agreement (“JSA”) and/or shared services agreement (“SSA”) related to the VIE is renewed. Thereafter, the option period continues until the applicable JSA and/or SSA is terminated in accordance with its terms.

c.
The purchase price of the option is determined based on a formula derived from the VIEs’ broadcast cash flows, the outstanding principal balance of any acquisition financing incurred by the VIE, and other additions and deductions that vary based on the passage of time between the inception of the option and the date of exercise. Based upon this formula as of December 31, 2013, we determined that the aggregate purchase price for the options was $4.2 million, and was equal to the principal balance of the outstanding term loan debt of the VIEs already recorded in our consolidated financial statements.

The cash consideration paid in exchange for the options to acquire the VIEs ranged from approximately $9 thousand to $17 thousand for each option, and each option was initially valued, and is subsequently carried at $0 in our consolidated balance sheet because the value of these options eliminates in consolidation against an offsetting liability on the balance sheet of the consolidated VIE.
Form 10-Q for the Quarter Ended March 31, 2014
The Merger, page 20

3.	Tell us why you believe that it is not probable that you will be obligated to pay an advisory fee of $21.5 million to JP Morgan Securities LLC.

Company Response:
As further described in the Current Report on Form 8-K filed with the Commission by LIN on March 21, 2014, the closing of the merger transaction between Media General, Inc. (“Media General”) and LIN (the “Merger”) is subject to several conditions which are outside our control, including: (i) the receipt of approval from the Federal Communications Commission (“FCC”), (ii) the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of certain legal impediments to the consummation of the Merger, (iv) the adoption of the agreement by the shareholders of LIN, (v) the approval of the Merger by the shareholders of Media General and (vi) certain third party consents.
The advisory fee of approximately $21.5 million to be paid to JP Morgan Securities LLC (“JP Morgan”) is contingent upon the consummation of the Merger and is not earned by JP Morgan until the Merger occurs. As of May 12, 2014, the date that the Company’s Form 10-Q for the quarter ended March 31, 2014 (the “10-Q”) was filed with the Commission, none of the necessary approvals or consents described above had been obtained and as a result, there was no assurance that the Merger and the corresponding advisory fee to be paid to JP Morgan would occur. As a result, the Company, as of the filing date of the 10-Q, did not deem the payment of the advisory fee to be probable and accordingly, did not record an obligation for this amount.
In response to the Staff’s request, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to the Staff’s comments. We are happy to provide any additional information the Staff requires in order to clarify the content of this response or further clarify the disclosure contained in our filings. Should you have any questions, please contact me at (401) 457-9510.

Sincerely,

/s/ Richard J. Schmaeling
Richard J. Schmaeling
Senior Vice President, Chief Financial Officer

cc: Kathryn Jacobson
Senior Staff Accountant
Securities and Exchange Commission

Ivette Leon
Assistant Chief Accountant
Securities and Exchange Commission